Aberdeen Australia Equity Fund

800 Scudders Mill Road

Plainsboro, New Jersey 08536

September 12, 2007

VIA EDGAR

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Aberdeen Australia Equity Fund, Inc. (“Registrant”) — File No. 333-142698

Dear Sirs:

Enclosed for filing under the Securities Act of 1933 is Pre-Effective Amendment No. 2 to Registrant’s registration statement on Form N-2.

Registrant respectfully requests that the effectiveness of Registrant’s Registration Statement, as amended by Pre-Effective Amendment No. 2, be accelerated to September 14, 2007 or as soon thereafter as practicable.1 Registrant is aware of its obligations under the Securities Act.

If you have questions regarding the filing, please call the undersigned at 215-405-5765 or Ms. Tiffany Ford at 949-442-6005.

Sincerely,

ABERDEEN AUSTRALIA EQUITY FUND, INC.

By:	/s/ Alan Goodson
Alan Goodson Treasurer and Secretary

[1]	Registrant has no managing underwriter or principal underwriter and no managing or principal underwriter is involved in this offering.